BioSig Technologies, Inc.

12424 Wilshire Blvd., Suite 745

Los Angeles, California 90025

June 20, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Attention: Tim Buchmiller

Re:         BioSig Technologies, Inc.

Registration Statement on Form S-3, filed on May 31, 2019

File No. 333-231862(the “Registration Statement”)

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, BioSig Technologies, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the Registration Statement so that it may become effective at 9:00 a.m., Eastern Time, on June 24, 2019, or as soon thereafter as practicable.

Very truly yours, BIOSIG TECHNOLOGIES, INC.

By:	/s/ Kenneth Londoner
Kenneth Londoner Chief Executive Officer

cc:    Rick A. Werner, Esq., Haynes and Boone, LLP